Exhibit 99.2
SEMA4 HOLDINGS CORP.
NOTICE OF INDUCEMENT RESTRICTED STOCK UNIT GRANT
As a material inducement to the employment of the Participant named below, the Participant has been granted an award of restricted stock units (the “RSUs”) by Sema4 Holdings Corp. (the “Company”). The RSUs are granted separate and apart from, and outside of, the Company’s 2021 Equity Incentive Plan (the “Plan”) and shall not constitute an award granted under or pursuant to the Plan. However, except as otherwise expressly stated herein, the RSUs are governed by terms and conditions identical to those of the Plan, which are incorporated herein by reference. The RSUs are also subject to the terms and conditions of this Notice of Restricted Stock Unit Grant (this “Notice”), and the Inducement Restricted Stock Unit Agreement, attached as Annex A hereto (the “RSU Agreement”). Capitalized terms not expressly defined herein but defined in the Plan or the RSU Agreement will have the same definitions as in the Plan or the RSU Agreement.

Participant Name:	[__]
Number of RSUs:	[__]
Date of Grant:	[__]
Vesting Commencement Date:	[__]

Vesting Schedule:    [Alternative 1: Subject to the limitations set forth in this Notice, the Plan, and the RSU Agreement, 25% of the RSUs will vest on the first anniversary of the Vesting Commencement Date, 25% of the RSUs will vest on the second anniversary of the Vesting Commencement Date, and 6.25% of the RSUs will vest on a quarterly basis thereafter through the fourth anniversary of the Vesting Commencement Date, subject to the Participant’s continued Service through the applicable vesting date. The RSUs shall vest in connection with a termination of Service solely to the extent set forth in an employment agreement or other individual agreement entered into between the Participant and the Company.] [Alternative 2: Subject to the limitations set forth in this Notice, the Plan, and the RSU Agreement, 25% of the RSUs will vest on the first anniversary of the Vesting Commencement Date and the remaining 75% of the RSUs will vest on a quarterly basis over the subsequent three years, subject to the Participant’s continued Service through the applicable vesting date.]
Settlement: RSUs that vest will be settled no later than March 15 of the calendar year following the calendar year in which the vesting occurs. Settlement means the delivery of the Shares underlying the vested portion of the RSU. Such settlement will occur whether or not Participant remains in continuous Service at the time of settlement, but there will be no settlement of unvested RSUs. No fractional RSUs or rights for fractional Shares will be created pursuant to this Notice or the RSU Agreement.
By accepting (whether in writing, electronically, or otherwise) the RSUs, Participant acknowledges and agrees to the following:
(1)    Participant understands that Participant’s Service with the Company is for an unspecified duration, can be terminated at any time (i.e., is “at-will”) and that nothing in this Notice or the RSU Agreement changes the at-will nature of that relationship (provided that this sentence does not alter the terms of any written employment agreement Participant may have with the Company). Participant acknowledges that the vesting of the RSUs pursuant to this Notice is subject to Participant’s continuing Service. Participant agrees and acknowledges that the Vesting Schedule may change prospectively in the event that Participant’s

Service status changes between full- and part-time and/or in the event Participant is on a leave of absence, in accordance with Company policies relating to work schedules and vesting of Awards or as determined by the Committee
(2)    The RSUs are subject to the terms and conditions of the Plan, the RSU Agreement, and this Notice, and this Notice is subject to the terms and conditions of the RSU Agreement and the Plan, both of which are incorporated herein by reference. Participant has read this Notice, the RSU Agreement and the Plan.
(3)    Participant has read the Company’s Insider Trading Policy, and agrees to comply with such policy, as it may be amended from time to time, whenever Participant acquires or disposes of the Company’s securities.
(4)    In lieu of receiving documents in paper format, Participant accepts the electronic delivery of any documents the Company, or any third party involved in administering the RSUs which the Company may designate, may deliver in connection with this grant (including the Notice, the RSU Agreement, account statements or other communications or information) whether via the Company’s intranet or the internet site of another third party or via email, or other means of electronic delivery specified by the Company.

PARTICIPANT
Signature: [__]
Print Name: [__]

SEMA4 HOLDINGS CORP.
By: Daniel E. Clark
Its: General Counsel

ANNEX A
SEMA4 HOLDINGS CORP.
INDUCEMENT RESTRICTED STOCK UNIT AGREEMENT
Unless otherwise defined in this Inducement Restricted Stock Unit Agreement (this “Agreement”), any capitalized terms used and not otherwise defined in the Notice of Restricted Stock Unit Grant (the “Notice”) or herein will have the meanings ascribed to them in the Sema4 Holdings Corp. (the “Company”) 2021 Equity Incentive Plan (the “Plan”).
Participant has been granted the RSUs as a stand-alone award, separate and apart from, and outside of, the Plan, and the RSUs shall not constitute an award granted under or pursuant to the Plan. However, except as otherwise expressly stated herein, the RSUs are governed by terms and conditions identical to those of the Plan, which is incorporated herein by reference. In the event of any conflict between the terms and conditions of the Plan and the terms and conditions of the Notice or this Agreement, the terms and conditions of the Notice and this Agreement will prevail.
The RSUs are intended to constitute an employment inducement award pursuant to Nasdaq Stock Market Listing Rule 5635(c)(4), and consequently are intended to be exempt from the Nasdaq listing rules regarding stockholder approval of equity compensation plans. This Agreement and the terms and conditions of the RSUs shall be interpreted in accordance and consistent with such exemption.
1.    No Stockholder Rights. Unless and until such time as Shares are issued in settlement of vested RSUs, Participant will have no ownership of the Shares underlying the RSUs and will have no right to dividends or to vote such Shares.
2.    Dividend Equivalents. Dividend equivalents, if any (whether in cash or Shares), will not be credited to Participant in respect of Participant’s RSUs.
3.    No Transfer. The RSUs and any interest therein will not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of in any manner, other than by will or by the laws of descent and distribution or court order or unless otherwise permitted by the Committee on a case-by-case basis. By signing this Agreement, Participant agrees not to sell any Shares acquired pursuant to this Agreement at a time when applicable laws, regulations or Company or underwriter trading policies prohibit sale. This restriction will apply so long as Participant remains in Service.
4.    Termination. If Participant’s Service terminates for any reason, all unvested RSUs will be forfeited, and all of Participant’s rights to such RSUs will immediately terminate without payment of any consideration to Participant. In case of any dispute as to whether and when a termination of Service has occurred, the Committee will have sole discretion to determine whether such termination of Service has occurred and the effective date of such termination (including whether Participant may still be considered to be actively providing Services while on a leave of absence).
5.    Taxes
(a)    Tax Consequences. PARTICIPANT SHOULD CONSULT A TAX ADVISER BEFORE ACQUIRING THE SHARES IN THE JURISDICTION IN WHICH PARTICIPANT IS SUBJECT TO TAX. Shares will not be issued under this Agreement unless Participant makes arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of the acquisition or vesting of Shares.
(b)    Responsibility for Taxes. Regardless of any action the Company or, if different, Participant’s employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits tax, payment on account and other tax-related items related to Participant’s RSUs and legally applicable to Participant (“Tax-Related Items”), Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company or the Employer. Participant further acknowledges that the Company and the Employer

(a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including the grant of the RSUs, the issuance of the Shares subject to the RSUs, the vesting of such Shares, the subsequent sale of such Shares and the receipt of any dividends; and (b) do not commit to and are under no obligation to structure the terms of the RSUs to reduce or eliminate Participant’s liability for Tax-Related Items or to achieve any particular tax result. Participant acknowledges that if Participant is subject to Tax-Related Items in more than one jurisdiction, the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
The Company will only recognize Participant as a record holder of the Shares subject to the RSUs if Participant has paid or made, prior to any relevant taxable or tax withholding event, as applicable, adequate arrangements satisfactory to the Company and/or the Employer to satisfy any withholding obligation the Company and/or the Employer may have for Tax-Related Items. In this regard, Participant authorizes the Company and/or the Employer, and their respective agents, at their discretion, to withhold all applicable Tax-Related Items from Participant’s wages or other cash compensation paid to Participant by the Company and/or the Employer or by withholding from proceeds of the sale of the Shares subject to the RSUs either through a voluntary sale or through a mandatory sale arranged by the Company (on Participant’s behalf and Participant hereby authorizes such sale pursuant to this authorization). The Committee may also authorize one or a combination of the following methods to satisfy Tax-Related Items: (a) payment by Participant to the Company or the Employer of an amount equal to the Tax-Related Items in cash, (b) having the Company withhold Shares subject to the RSUs that would otherwise be issued to Participant when they vest having a value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned Shares having a value equal to the Tax-Related Items to be withheld, or (d) any other arrangement approved by the Company and permissible under applicable law; in all cases, under such rules as may be established by the Committee and in compliance with the Company’s insider trading policy and 10b5-1 trading plan policy, if applicable; provided, however, that if Participant is a Section 16 officer of the Company under the Exchange Act, then the method of withholding will be a mandatory sale (unless the Committee will establish an alternate method prior to the taxable or withholding event). Participant will pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of Participant’s participation in the Plan or the issuance of Shares subject to the RSUs or vesting thereof that cannot be satisfied by the means previously described.
Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum applicable rate in which case Participant may receive a refund of any over-withheld amount in cash and will have no entitlement to the Shares subject to the RSU that would otherwise be released when they vest. If the obligation for Tax-Related Items is satisfied by withholding in Shares that would otherwise be subject to release when they vest, for tax purposes, Participant is deemed to have been issued the full number of such Shares, notwithstanding that a number of the such Shares are held back solely for the purpose of paying the Tax-Related Items. Finally, Participant acknowledges that the Company has no obligation to deliver Shares subject to the RSUs to Participant until Participant has satisfied the obligations in connection with the Tax-Related Items as described in this Section.
(c)    Section 409A. For purposes of this Agreement, a termination of employment will be determined consistent with the rules relating to a “separation from service” as defined in Section 409A of the Code and the regulations thereunder (“Section 409A”). Notwithstanding anything else provided herein, to the extent any payments provided under this Agreement in connection with Participant’s termination of employment constitute deferred compensation subject to Section 409A, and Participant is deemed at the time of such termination of employment to be a “specified employee” under Section 409A, then the payment will not be made or commence until the earlier of (i) the expiration of the six-month period measured from Participant’s separation from service from the Company or (ii) the date of Participant’s death following a separation from service; provided, however, that such deferral will only be effected to the extent required to avoid adverse tax treatment to Participant including, without limitation, the additional tax for which Participant would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. The first payment thereof will include a catch-up payment covering the amount that would have otherwise been paid during the period between Participant’s termination of employment and the first payment date but for the application of this provision, and the balance of the installments (if any) will be payable in accordance with their original schedule. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder comply with Section 409A. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment will be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this section are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.
6.    Acknowledgement. The Company and Participant agree that the RSUs are granted under and governed by the Notice and this Agreement, and are governed by terms and conditions identical to those of the Plan, which is incorporated herein by reference. Participant (i) acknowledges receipt of a copy of each of the foregoing documents, (ii) represents that Participant has carefully read and is familiar with their provisions and (iii) hereby accepts the RSUs subject to all of the terms and conditions set forth herein and those set forth in the Plan and the Notice.
7.    Entire Agreement; Enforcement of Rights; Severability. This Agreement, the Plan and the Notice constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning the purchase of the Shares hereunder are superseded. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement will not be construed as a waiver of any rights of such party. If any provision of this Agreement is determined by a court of law to be illegal or unenforceable, then such provision will be enforced to the maximum extent possible and the other provisions will remain fully effective and enforceable.
8.    Stop Transfer Orders.
(a)    Stop-Transfer Notices. Participant agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate “stop transfer” restrictions to its transfer agent, if any, and that if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.
(b)    Refusal to Transfer. The Company will not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as the owner or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares will have been so transferred.
9.    Compliance with Laws and Regulations. The issuance of Shares will be subject to and conditioned upon compliance by the Company and Participant (including any written representations, warranties and agreements as the Committee may request of Participant for compliance with applicable laws) with all applicable foreign and US state and federal laws and regulations and with all applicable requirements of any stock exchange or automated quotation system on which the Shares may be listed or quoted at the time of the issuance or transfer. Participant may not be issued any Shares if the issuance would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any Shares will relieve the Company of any liability in respect of the failure to issue or sell the Shares.
10.    No Rights as Employee, Director or Consultant. Nothing in this Agreement will affect in any manner whatsoever the right or power of the Company, or a Parent or Subsidiary of the Company, to terminate Participant’s Service, for any reason, with or without cause.
11.    Choice of Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to such state’s conflict of laws rules.

12.    Delivery of Documents and Notices. Any document relating to participating in the Plan and/or notice required or permitted hereunder will be given in writing and will be deemed effectively given (except to the extent that this Agreement provides for effectiveness only upon actual receipt of such notice) upon personal delivery, electronic delivery or deposit in the U.S. Post Office or foreign postal service, by registered or certified mail, with postage and fees prepaid, addressed to the other party at the e-mail address, if any, provided for Participant by the Company or at such other address as such party may designate in writing from time to time to the other party.
13.    Award Subject to Company Clawback or Recoupment. To the extent permitted by applicable law, RSUs will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or the Committee or required by law during the term of Participant’s Service that is applicable to Participant. In addition to any other remedies available under such policy, applicable law may require the cancellation of Participant’s RSUs (whether vested or unvested) and the recoupment of any gains realized with respect to Participant’s RSUs.
BY ACCEPTING THIS AWARD OF RSUS, PARTICIPANT AGREES TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.
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